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                                  EXHIBIT 21
                   SUBSIDIARIES OF VERSA TECHNOLOGIES, INC.
                                MARCH 31, 1995


Moxness Products, Inc.                   Wisconsin              100%
        Moxness Thermoplastics, Inc.     Michigan               100%

Versa Medical Technologies, Inc.         Wisconsin              100%
        Mox-Med, Inc.                    Wisconsin              100%

Versa/Tek Export Company, Inc.           U.S. Virgin Islands    100%